SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E  13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 1)(1)

                TRANSITIONAL ANALYSIS COMPONENT TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89368Y 10 4
                            ------------------------------
                                 (CUSIP Number)

                                    Copy to:
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                              Attn: Henry A. Singer
                            Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
| CUSIP Nos. 89368Y104  |                         |    Page 2 of 6 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |           Robert E. Schrader                                     |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |  (See Instructions)                                      (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS (See Instructions)                              |
|         |                                                                  |
|         |              PF                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |            United States citizen                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |     42,565                         7.1%             |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |     30,000                         5.0%             |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |     42,565                         7.1%             |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |     30,000                         5.0%             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                  72,565                                          |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES (See Instructions)                  [X] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |                                                  12.1%           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON (See Instructions)                     |
|         |                                                                  |
|         |                                               IN                 |
|----------------------------------------------------------------------------|

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
| CUSIP Nos. 89368Y104  |                         |    Page 3 of 6 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |           Deborah J. Schrader                                     |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |  (See Instructions)                                      (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS (See Instructions)                              |
|         |                                                                  |
|         |              PF                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |            United States citizen                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |          -0-                         0%             |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |        72,565                     12.1%             |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |           -0-                      0%               |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |        72,565                     12.1%             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |                  72,565                                          |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES (See Instructions)                  [X] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |                                                  12.1%           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON (See Instructions)                     |
|         |                                                                  |
|         |                                               IN                 |
|----------------------------------------------------------------------------|

     This statement, dated March 16, 1999, constitutes Amendment No. 1 to the
Schedule 13D, dated February 10, 1999, regarding the reporting persons' ownership of certain securities of Transition Analysis Component Technology, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 598,734 shares of Common Stock outstanding as reported by the Issuer in its 10-QSB for the quarter ending December 31, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 16, 1999:

                                                           Percentage of Shares of
                               Shares of Common Stock            Common Stock
Name                             Beneficially Owned           Beneficially Owned
----                             ------------------           ------------------
Robert E. Schrader                    72,565(2)                     12.1%
Deborah J. Schrader                   72,565(2,3)                   12.1%

     (b) Robert E. Schrader ("R.E. Schrader") has sole power to vote and to dispose of 42,565 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock. By virtue of a joint tenancy with Deborah J. Schrader ("D.J. Schrader"), R. E. Schrader may be deemed to have shared voting power to vote and to dispose of 30,000 shares of Common Stock, representing approximately 5% of the outstanding Common Stock. In the aggregate, 72,565 shares owned by R.
E. Schrader constitutes 12.1% of the issued and outstanding Common Stock.

     D. J. Schrader, by virtue of a joint tenancy with R. E. Schrader, has shared power to vote and to dispose of 30,000 shares of Common Stock, representing approximately 5% of the outstanding Common Stock. In addition, D.
J. Schrader may be deemed to have shared power to vote and to dispose of 17,794 shares previously purchased directly by her husband R. E. Schrader and 24,771 shares purchased for the R. E. Schrader Rollover IRA. In the aggregate, 72,565 shares beneficially held by D. J. Schrader constitutes 12.1% of the issued and outstanding Common Stock.

--------

     (2) Includes 24,771 shares of Common Stock held in the Robert E. Schrader Rollover IRA account.

     (3) The reporting person disclaims beneficial ownership of the securities except to the extent of her equity interest therein.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from February 8, 1999 through March 16, 1999, inclusive:

                                                   Purchase or            Number of Shares           Purchase or
             Name of Shareholder                    Sale Date           Purchased or (Sold)           Sale Price
             -------------------                    ---------           -------------------           ----------
Robert E. Schrader                                    2/8/99                    5,000                    $9.75

Robert E. Schrader and Deborah J.                    2/10/99                   13,000                   $11.00
Schrader as joint tenants

Robert E. Schrader and Deborah J.                    2/11/99                   12,400                   $11.00
Schrader as joint tenants

Robert E. Schrader Rollover IRA                      2/12/99                   10,000                   $11.00

Robert E. Schrader Rollover IRA                      2/17/99                    4,700                   $11.50

Robert E. Schrader Rollover IRA                      3/10/99                    1,000                   $11.00

Robert E. Schrader Rollover IRA                      3/11/99                    1,000                   $11.00

Robert E. Schrader Rollover IRA                      3/16/99                    8,071                   $11.00

     (d) Not applicable.

     (e) Not applicable.

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: March 19, 1999

                                 Robert E. Schrader
                                 -----------------------------------------
                                 ROBERT E. SCHRADER


                                 Deborah J. Schrader
                                 -----------------------------------------
                                 DEBORAH J. SCHRADER





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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